                             C  O  N  T  E  N  T  S



Message from the President and CEO .   .   .   .   .   .   .   .   .   .   .  1

Management's Discussion and Analysis of Financial Condition
and Results of Operations .   .   .  .   .   .   .   .   .   .   .   .   .   .3

Consolidated Financial Statements.   .   .   .   .   .   .   .   .   .   .   .7


Notes to Consolidated Financial Statements.  .  .   .   .   .   .   .   .   .12


Independent Auditors' Report .   .   .   .  .   .   .   .   .   .   .   .   .22


Market for Common Equity and Related Stockholder Matters.   .   .   .   .   .23


Directors, Officers and General Information .   .   .   .   .   .   .   .   .24





      B U S I N E S S   O F   V E R S U S   T E C H N O L O G Y,   I N C.




Versus Technology, Inc. develops and markets products using infrared technology for the health care industry and other markets located throughout North America. These products permit the instantaneous identification and tracking of the location of people and equipment, can be used to control access and permit instantaneous two-way communication.

Olmsted Engineering Company, a wholly-owned subsidiary, writes and maintains complex programs for the CAD/CAM industry. It sells its own software under the ACU.CARV(R) name, resells third party software, and provides systems support services throughout North America.

Dear Shareholders:

Fiscal year 1996 was a year of exciting change for your Company. We successfully acquired Olmsted Engineering Co. ("Olmsted"), a business that will have a positive impact on our future sales and profitability; we raised the required capital to mount a full-scale product launch of our flagship product (infrared tracking); and we signed an exclusive marketing agreement with Marquette Electronics, Inc. ("Marquette").

Olmsted is a successful operating company, and our acquisition provides us with increased annual sales and very high margin. Along with these sales, we gained an experienced engineering development team and expanded product line. By doing so, we reduced Versus' reliance on a single product group and achieved a head start on our 1997 sales goals.

Olmsted is a mature entity which has designed and sold manufacturing software solutions (ACU.CARV(R)) and support services throughout North America for the past 20 years. It provides positive cash flow and a high gross profit due to low reproduction costs of software. In addition, the entire infrared product line was based on developments taken from the Olmsted source code library. We now have control over the entire source code library. The scope of this library will provide the basis for future product enhancements and significantly reduce development time for new products. Additionally, the engineering team that developed, tested, and built the initial infrared system remains intact within the new organization.

Olmsted was acquired with minimal cash through an exchange of approximately 6.4 million shares of Versus common stock.

On August 26, 1996, we completed a private placement of 11,335,000 shares of common stock, netting proceeds of approximately $5,201,000. While securing these funds, we caught the eye of Merrill Lynch Special Value Fund, Inc., who, through this investment, became one of the major shareholders of Versus.

The proceeds from the 1996 private placement allowed us to complete our positioning for our 1997 launch of the infrared product line and will provide working capital for further development of the infrared tracking system.

A major step forward in our infrared market launch was reached in the signing of Marquette as an exclusive distributor with firm commitments over a three-year period to maintain their exclusivity.

Marquette is a $500 million company focusing on medical applications with a successful national sales force in place. Marquette is also a leading designer and manufacturer of medical electronic equipment and clinical information systems for the diagnosis and monitoring of patients requiring critical care.

Under the terms of the agreement, Marquette receives the exclusive rights to distribute and supply our infrared tracking system for personnel and equipment tracking to acute care hospitals located in the United States. The exclusivity is limited to the "main headquarters building of any acute care hospital located in the 50 states of the United States of America;" however, Marquette maintains non-exclusive rights in other markets. In return, we receive from Marquette minimum annual purchase commitments over a three-year period. This agreement gives us a solid relationship with a market leader in the health care field. We are also working together on a broad range of new product developments.

In late December of 1996, we moved to our new facility in Traverse City, Michigan, which was specially designed to support our software products.

Throughout fiscal year 1996, we had a firm commitment to continued development, enhancement, and sale of our primary product, the infrared tracking system. By the end of fiscal year 1996, we made sales of this product to such prestigious health organizations as Baylor University Medical Center in Dallas, Texas, and the VA Medical Center in Ann Arbor, Michigan.

Effective January 31, 1997, Versus signed an agreement with Precision Tracking F.M., Inc., of Dallas, Texas, ("PTFM") to become a licensee of PTFM's patents and intellectual properties related to infrared tracking technology. Subject to certain existing PTFM license and supply agreements, Versus will become the sole and exclusive PTFM licensee for a period of ten years, after which our rights will become nonexclusive.

Under this agreement, PTFM desires to withdraw from its infrared technology based products, and will work over the next twelve months to help assure a complete technology transfer to Versus, coupled with a smooth transition to Versus of infrared product manufacturing capabilities, ongoing distribution and customer support activities previously provided by PTFM to its customers. PTFM has previously been a supplier of infrared components of ours. In the future, we will control component production and distribution.

We are very pleased with this agreement. Versus' infrared patents, especially when combined with the PTFM patents, give us a significant base of proprietary intellectual property from which to work. The agreement should also make a solid contribution toward our goal of expanding the Versus product distribution network, especially into markets outside the medical field. And, with the new product enhancements we are working on, Versus' infrared tracking products will continue to be the finest available, offering features and options other products do not have.

In addition to the medical market for our infrared tracking products, we have begun work on the next market launch into the governmental market. Trials are under consideration at both a U.S. post office for payroll tracking and a prison for corrections officer protection. This market is of a similar size to the medical market but smaller than the professional market (professional buildings and offices), which is intended to be launched in the next 18-24 months.

We have assembled a team with first-rate employees who are committed to the success of your Company. These employees are owners of Versus and have a personal interest in its growth and prosperity.

We are geared up and ready to go with a major launch of the infrared product for fiscal year 1997. Our financing has been secured, the acquisition of Olmsted Engineering Co. is complete, our team is in place and functioning well, our move to our new headquarters is finished, and we are eager to position the Company to achieve greater value for our shareholders.

Management appreciates the continued support of our shareholders as we look forward to 1997.

Sincerely,

VERSUS TECHNOLOGY, INC.


/s/Gary T. Gaisser


Gary T. Gaisser
President and CEO

                            MANAGEMENT'S DISCUSSION
                      AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


The following discussion and analysis focuses on the significant factors which affected the Company's consolidated financial statements during fiscal year 1996, with comparisons to fiscal 1995 where appropriate. It also discusses the Company's liquidity and capital resources. The discussion should be read in conjunction with the consolidated financial statements and related notes.

The following table sets forth selected financial data for the Company for the past two fiscal years:




(in thousands except per share amounts)

Years Ended October 31,                         1996         1995
-----------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net sales                                  $     348    $     989
Net loss                                      (2,006)      (2,497)
Net loss per common share                       (.09)        (.46)

Weighted average number of common
shares outstanding                            21,860        5,450

BALANCE SHEET DATA:
Working capital                            $   4,076    $   1,157
Total assets                                   8,787        2,435
Total liabilities                              1,266        1,361
Shareholders' equity                           7,521        1,074

OPERATING RESULTS

During fiscal 1996, the Company experienced a net loss of $2,006,000 compared to a net loss of $2,497,000 for 1995. As discussed in more detail below, the 1996 loss is primarily attributable to low sales levels, combined with relatively high operating expenses, experienced as the Company transitioned to its new product line, IR Tracking systems. Net loss per share decreased from $.46 in 1995 to $.09 in 1996. As indicated by the increased weighted average number of shares disclosed above, these per share numbers were significantly impacted by the significant number of additional shares issued during 1996 and 1995. Outstanding shares at October 31, 1996 totaled 36,543,573. This higher level of outstanding shares will affect future per share calculations.
On August 26, 1996, the Company acquired Olmsted Engineering Co. ("Olmsted") in exchange for 6,379,889 shares of the Company's common stock, valued for accounting purposes at $.50 per share, and cash of $65,000, resulting in a total purchase price of $3,255,000. For accounting purposes, the price of the acquisition was determined based upon a contemporaneous sale of restricted common stock at $.50 per share. Olmsted's operating results have been included in the consolidated results of operations since the date of acquisition and, as such, did not have a significant impact on results for the year. Olmsted has served as the Company's research and development consultant since 1994. The Company and its Board of Directors believe the acquisition was critical to the continued development and success of the IR Tracking system due to the long-term business relationships that have been developed by Olmsted over the years, the solid name recognition of Olmsted in the industry and the knowledge Olmsted gained as a consultant to the Company when developing the IR Tracking system.

Net sales for fiscal 1996 were $348,000 or 65% below net sales of $989,000 reported for fiscal 1995. This decrease of $641,000 resulted primarily from the sale of the DCX product line in fiscal 1995 and to the discontinuance of sales of certain cellular products during fiscal 1996. Net sales related to cellular products and services were approximately $157,000 in fiscal 1996, down approximately $598,000 or 79% from $755,000 reported in fiscal 1995. Net sales attributable to the DCX product line in 1995, prior to its sale, amounted to approximately $586,000. The remaining 1996 security segment sales, amounting to $89,000, were IR Tracking system sales. Fiscal year 1996 net sales also include approximately $102,000 from sales of software and related services by Olmsted, which was acquired by the Company in August 1996. This net sales amount represented Olmsted's net sales from the acquisition date through year-end. Had all Olmsted net sales for the 12 months ended October 31, 1996, except intercompany sales to Versus, been included in 1996 net sales, total Olmsted net sales would have been approximately $522,000.

The Company has continued development of its infrared products during fiscal 1996, focusing primarily upon infrared tracking systems which the Company intends initially to market to the health care markets. The Company began marketing infrared personnel/equipment tracking systems to health care providers nationally in November 1996 under its marketing arrangement with Marquette Electronics, Inc., as discussed below.

Cost of sales as a percentage of net sales for fiscal 1996 increased to 65% from 51% in fiscal 1995. This increase is primarily due to temporary changes in product mix concentrations in fiscal 1996. Cost of sales of infrared product lines, as a percentage of net sales, are expected to be significantly lower than total cost of sales as a percentage of net sales as reported for fiscal 1996. Similarly, cost of sales of software and related services of Olmsted are expected to be significantly less as a percentage of sales.

Selling, general and administrative expenses were reduced in fiscal 1996 by approximately $420,000 or 22% from fiscal 1995. The decrease was primarily due to the Company's continued downsizing of its sales, marketing and other administrative functions during 1996 while it was preparing for market introduction of its infrared tracking systems in November of 1996. Research and development expenditures similarly were reduced by approximately $525,000 or 55% from fiscal 1995. That reduction was primarily the result of the Company's completion of research and development associated with its existing infrared tracking system product lines. Litigation defense costs, settlements and judgments were reduced in fiscal 1996 by approximately $701,000 from fiscal 1995, largely as a result of the settlement of pending litigation in August 1995. Substantially all costs associated with that pending litigation were expensed by the Company in fiscal 1995.

Interest income increased to $73,000 in fiscal 1996 from $17,000 in fiscal 1995, primarily due to the deposit of proceeds from the Company's private placement of its common stock into interest bearing accounts in late fiscal 1996. Interest expense increased to $49,000 in fiscal 1996 from $19,000 in fiscal 1995. This increase is primarily attributable to notes payable executed by the Company in August 1995, which mature in January 1997. The reduction of $815,000 of other income in fiscal 1996 from fiscal 1995 is due primarily to the recognition in fiscal 1995 of the last installment of deferred gain associated with the sale of a Company subsidiary in 1992, amounting to $365,000, and the gain associated with the sale of the DCX product line in the amount of $424,000.

For federal income tax purposes, the Company is in a net operating loss carryforward position. As disclosed in more detail in Note 6 to the consolidated financial statements, realization of gross deferred income tax assets at October 31, 1996 is dependent upon generating sufficient taxable income prior to expiration of the loss carryforwards and such loss carryforwards are subject to certain tax law limitations. By recording a 100% valuation allowance against its gross deferred income tax assets, the Company has not reflected the net operating loss carryforward amounts or other deferred income tax assets in its consolidated financial statements at October 31, 1996. In addition, no income tax benefit was recorded relating to the 1996 operating loss.

The Company is now positioned to begin aggressively marketing infrared tracking systems to health care providers, beginning in early fiscal 1997, both through its direct marketing efforts and its Exclusive Marketing Agreement with Marquette Electronics, Inc. This Agreement gives Marquette exclusive marketing rights to sell the IR Tracking system to any acute-care hospital in the United States. It also obligates Marquette to purchase a certain number of systems over a three-year period (10 systems through June 29, 1997, 100 systems from June 30, 1997 through June 29, 1998 and 200 systems from June 30, 1998 through June 29, 1999) to primarily track the location of heart monitor equipment, and can be modified or terminated by either party prior to the beginning of the second and third contract years. This Agreement is expected to result in significantly more sales during fiscal 1997 and will be a key determining factor for the initial success of the IR Tracking system. There can be no assurance the agreement will not be terminated by Marquette, however, management currently has no reason to believe that the agreement will be modified or terminated to the detriment of the Company.

Longer term, the Company also intends to market its infrared tracking products directly to financial institutions, governmental entities, professional services providers, correctional facilities and manufacturing markets. Additionally, the Company intends to continue marketing software and related services through Olmsted. Lastly, the Company has retained two relatively small product groups from the cellular era in the area of backup and mobile security. However, these cellular products are not expected to constitute a significant part of the Company's revenues in the future relative to infrared sales.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1996, the Company relied primarily on cash proceeds generated from private placements of its common stock in September 1995 and again in August 1996. Those two private placement offerings generated net proceeds to the Company of approximately $2.7 million and $5.2 million, respectively. The cash balances at October 31, 1996 resulted from the proceeds of the most recent private placement offering. The Company believes the combination of these cash balances, the cash expected to be generated during fiscal 1997 from the market introduction of its infrared tracking systems, and continued sales of software and related services, should be sufficient to meet projected cash needs over the next 12 months.

        SIGNIFICANT LIQUIDITY FACTORS:


October 31,     1996   1995
----------------------------
Current ratio  4.2:1  2.1:1
Quick ratio    4.0:1  2.0:1

NEW ACCOUNTING STANDARDS

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The new statement requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flows, the loss should be recognized in the statement of operations and certain disclosures regarding the impairment should be made in the financial statements. SFAS No. 121 is required to be adopted by the Company beginning November 1, 1996. The Company does not expect the adoption of SFAS No. 121 to have a material impact on the Company's financial position or results of operations.

In October 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued. SFAS No. 123 allows companies to continue to account for their stock option plans in accordance with APB Opinion 25 but encourages the adoption of a new accounting method to record compensation expense based on the estimated fair value of employee stock options. Companies electing not to follow the new fair value based method are required to provide expanded footnote disclosures, including pro forma net income and earnings per share, determined as if the company had applied the new method. The Company is required to adopt SFAS No. 123 prospectively beginning November 1, 1996. Management intends to continue to account for its stock option plans in accordance with APB Opinion 25 and provide supplemental disclosures as required by SFAS No. 123, beginning in 1997.

                     VERSUS TECHNOLOGY, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           October 31, 1996 and 1995

                                                            1996            1995
                       ASSETS
------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                               $  4,931,000    $  1,998,000
Accounts receivable (net of allowance for doubtful
accounts of $53,000 and $25,000)                             154,000          88,000
Notes receivable, net (Note 4)                                32,000               -
Inventories - purchased parts and assemblies                 145,000          11,000
Prepaid expenses and other assets                             80,000          82,000
                                                        ----------------------------
TOTAL CURRENT ASSETS                                       5,342,000       2,179,000
                                                        ----------------------------
NOTES RECEIVABLE, net (Note 4)                                19,000               -
                                                        ----------------------------
PROPERTY AND EQUIPMENT
Machinery, equipment and vehicles                            293,000         114,000
Furniture and fixtures                                        47,000          25,000
Leasehold improvements                                        85,000               -
                                                        ----------------------------
                                                             425,000         139,000
Less accumulated depreciation                                155,000         136,000
                                                        ----------------------------
NET PROPERTY AND EQUIPMENT                                   270,000           3,000
                                                        ----------------------------
SOFTWARE DEVELOPMENT COSTS, net of accumulated
amortization of $12,000                                      588,000               -
GOODWILL, net of accumulated amortization of $26,000       2,313,000               -
PATENTS AND OTHER INTANGIBLE ASSETS, net of
accumulated amortization of $170,000 and $112,000
(Note 5)                                                     255,000         253,000
                                                        ----------------------------
                                                        $  8,787,000    $  2,435,000
                                                        ============================


                                                             1996              1995
      LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable (Note 5)                            $      748,000    $      508,000
Accrued expenses                                            135,000           395,000
Deferred revenue - customer advance payments                 16,000             9,000
Note payable, current portion (Note 5)                      367,000           110,000
                                                     --------------------------------
TOTAL CURRENT LIABILITIES                                 1,266,000         1,022,000
NOTE PAYABLE, less current portion (Note 5)                       -           339,000
                                                     --------------------------------
TOTAL LIABILITIES                                         1,266,000         1,361,000
                                                     --------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 7, 9 and 10)
SHAREHOLDERS' EQUITY (Notes 2, 3, 5 and 8)
Common stock, $.01 par value; 50,000,000 and
25,000,000 shares authorized; 36,543,573 and
18,910,697 shares issued and outstanding                    366,000           190,000
Additional paid-in capital                               31,910,000        23,410,000
Accumulated deficit                                     (24,532,000)      (22,526,000)
Unearned compensation (Note 8)                             (223,000)              -
                                                     ---------------------------------
TOTAL SHAREHOLDERS' EQUITY                                7,521,000         1,074,000
                                                     ---------------------------------
                                                     $    8,787,000    $    2,435,000
                                                     =================================

                    See accompanying notes to consolidated financial statements.

                     VERSUS TECHNOLOGY, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 For the years ended October 31, 1996 and 1995






                                                           1996                  1995
                                                  ------------------------------------
NET SALES (Note 12)                               $     348,000         $     989,000
COST OF SALES                                           225,000               500,000
                                                  ------------------------------------
GROSS PROFIT                                            123,000               489,000
                                                  ------------------------------------
OPERATING EXPENSES
Research and development (Note 9)                       432,000               957,000
Selling, general and administrative (Note 9)          1,526,000             1,946,000
Litigation defense costs, settlements and
judgments (Note 7)                                      195,000               896,000
                                                  ------------------------------------
                                                      2,153,000             3,799,000
                                                  ------------------------------------
LOSS FROM OPERATIONS                                 (2,030,000)           (3,310,000)
                                                  ------------------------------------
OTHER INCOME (EXPENSE)
Interest income                                          73,000                17,000
Interest expense (Note 5)                               (49,000)              (19,000)
Gain on sale of subsidiary and sale of product
line (Note 3)                                                 -               789,000
Other, net                                                    -                26,000
                                                  ------------------------------------
                                                         24,000               813,000
                                                  ------------------------------------
NET LOSS                                          $  (2,006,000)        $  (2,497,000)
                                                  ------------------------------------
NET LOSS PER SHARE                                $        (.09)        $        (.46)
                                                  ====================================

                    See accompanying notes to consolidated financial statements.

                     VERSUS TECHNOLOGY, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 For the years ended October 31, 1996 and 1995


                                     Common stock                Additional                           Unearned
                                  --------------------              paid-in     Accumulated       compensation
                                  Shares        Amount             capital         deficit           (Note 8)            Total
                              -------------------------------------------------------------------------------------------------
BALANCE, November 1, 1994      4,160,780    $   42,000    $  20,834,000  $  (20,029,000)       $         -        $     847,000
Sale of common stock, net
of issuance costs (Note 8)    14,674,917       147,000        2,539,000               -                  -            2,686,000
Directors fees (Note 8)           75,000         1,000           37,000               -                  -               38,000
Net loss                               -             -                -      (2,497,000)                 -           (2,497,000)
                              -------------------------------------------------------------------------------------------------
BALANCE, October 31, 1995     18,910,697       190,000       23,410,000     (22,526,000)                 -            1,074,000
Sale of common stock, net
of issuance costs (Note 8)    11,335,000       113,000        5,088,000               -                  -            5,201,000
Sale of common stock to
shareholder (Note 8)             425,000         4,000          155,000               -                  -              159,000
Shares issued in
acquisition of Olmsted
Engineering Co., net of
dissenting shares (Note 3)     6,379,889        64,000        3,126,000               -                  -            3,190,000
Shares issued for
restricted stock bonus plan
(Note 8)                         253,467         3,000          223,000               -           (223,000)               3,000
Extinguishment of demand
note payable through
issuance of common stock
(Note 5)                         174,408         1,000           86,000               -                  -               87,000
Repurchase and retirement of
shares                          (934,888)       (9,000)        (178,000)              -                  -             (187,000)
Net loss                               -             -                -      (2,006,000)                 -           (2,006,000)
                              -------------------------------------------------------------------------------------------------
BALANCE, October 31, 1996     36,543,573    $  366,000    $  31,910,000  $  (24,532,000)      $   (223,000)       $   7,521,000
                              =================================================================================================

                    See accompanying notes to consolidated financial statements.

                     VERSUS TECHNOLOGY, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the years ended October 31, 1996 and 1995




                                                                    1996                    1995
OPERATING ACTIVITIES
Net loss                                                   $  (2,006,000)          $  (2,497,000)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation                                                      32,000                 121,000
Amortization of intangibles                                       96,000                 124,000
Loss on disposal of assets                                             -                 260,000
Gain on sale of subsidiary                                             -                (365,000)
Gain on sale of product line                                           -                (424,000)
Directors' compensation expense                                        -                  38,000
Changes in operating assets and liabilities, net of
effects of 1996 purchase of Olmsted Engineering Co.:
Accounts receivable, net                                          45,000                 288,000
Inventories                                                     (132,000)                284,000
Prepaid expenses and other current assets                          7,000                 (32,000)
Accounts payable                                                 194,000                (240,000)
Accrued expenses                                                (293,000)                 20,000
Deferred revenues - customer advance payments                      7,000                 (43,000)
                                                              -----------------------------------
Net cash used in operating activities                         (2,050,000)             (2,466,000)
                                                              -----------------------------------
INVESTING ACTIVITIES
Principal received on note receivable                              2,000                 698,000
Additions to property and equipment                             (114,000)                (19,000)
Additions to patents and other intangible assets                 (60,000)                (11,000)
Proceeds on sale of assets held for sale                               -               1,293,000
Cash paid to dissenting shareholders in acquisition of
Olmsted Engineering Co., net of cash acquired                    (38,000)                      -
                                                              -----------------------------------
Net cash provided by (used in) investing activities             (210,000)              1,961,000
                                                              -----------------------------------
FINANCING ACTIVITIES
Payments on obligation under capital lease                             -                  (9,000)
Payments on note payable                                         (82,000)               (238,000)
Repurchase of common stock                                       (85,000)                       -
Sale of common stock                                           5,360,000               2,686,000
                                                              -----------------------------------
Net cash provided by financing activities                      5,193,000               2,439,000
                                                              -----------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                      2,933,000               1,934,000
CASH AND CASH EQUIVALENTS, at the beginning of the year        1,998,000                  64,000
                                                              -----------------------------------
CASH AND CASH EQUIVALENTS, at the end of the year          $   4,931,000           $   1,998,000
                                                              -----------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest                     $      46,000           $      21,000


                    See accompanying notes to consolidated financial statements.

VERSUS TECHNOLOGY, INC.
AND SUBSIDIARY
Notes to Consolidated Financial Statements
October 31, 1996 and 1995

(1)  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Versus Technology, Inc. (Versus) and its wholly-owned subsidiary, Olmsted Engineering Co. (Olmsted), collectively referred to as "the Company," operate in two business segments: security; and systems design and engineering. All Company operations are located in one facility in Traverse City, Michigan.

Versus develops and markets products using infrared technology for the health care industry and other markets located throughout North America. These products permit the instantaneous identification and tracking of the location of people and equipment, can be used to control access and permit instantaneous two-way communication. Versus also develops, markets and integrates cellular products for the security industry.

As discussed more fully in Note 3, Versus acquired Olmsted in August 1996. Olmsted writes and maintains complex software programs for the computer-aided design and computer-aided manufacturing (CAD/CAM) industry. It sells its own software under the ACU.CARV(R) name, resells third party software, and provides systems support services throughout North America. It receives monthly maintenance and enhancement fees from customers in order to receive technical support and semi-annual releases. Olmsted also provides software programming services to Versus.

During 1995, Versus significantly downsized its manufacturing operations, moved its headquarters and principal operating facilities, ceased production and distribution of a significant product line and focused development efforts on infrared product technology. All related costs of this relocation, including the write-down of nonessential property and equipment to net realizable value, were recognized in fiscal year 1995.

The Company maintains its cash accounts in national banks and does not consider there to be a credit risk arising from cash deposits in excess of federally insured limits. The Company's customer base is diverse and the Company does not believe it has a significant credit risk related to its accounts receivable.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Versus and the accounts of Olmsted since the date of acquisition. Upon consolidation, all significant intercompany accounts and transactions are eliminated.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION
Revenue from product sales is recognized when the related goods are shipped and all significant obligations of the Company have been satisfied. The Company generally offers a 90 day warranty on its products. Costs incurred to service products under warranty, which have not been significant, are charged to operations when incurred.

Revenue from software product sales is recognized when the related goods are shipped and the obligations of the Company have been satisfied. Revenue from software maintenance and service contracts is recognized pro rata over the life of the individual contracts. Revenue from programming services is recognized as services are provided.

Revenue from advance payments received from customers is deferred until all revenue recognition criteria are satisfied.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT
Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed principally on the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over the following estimated useful lives:


                Machinery, equipment and vehicles  3 to 10 years
                Furniture and fixtures             3 to 10 years
                Leasehold improvements                   5 years


SOFTWARE DEVELOPMENT COSTS
Software development costs recorded at October 31, 1996, represent the estimated fair value of Olmsted's ACU.CARV(R) and related software as of the August 1996 acquisition date, less amortization through the fiscal year-end. Amortization is computed on a straight-line basis over eight years. With respect to future software development, costs incurred to ready software products for sale from the time that technological feasibility has been established, as evidenced by a detailed working program design, to the time that the product is available for general release to customers will be capitalized. Such capitalized costs will be amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic lives of the products. Costs incurred prior to establishing technological feasibility and costs incurred subsequent to general product release to customers will be expensed as incurred.

PATENTS AND OTHER INTANGIBLE ASSETS
Patents and trademarks are recorded at cost, less amortization computed on a straight-line basis over seven years. Other intangible assets, comprised primarily of supplier royalty agreements, are recorded at cost, less amortization computed on a straight-line basis over ten years.


GOODWILL AND AMORTIZATION
Goodwill, representing the cost in excess of net assets acquired in the August 1996 acquisition of Olmsted, which was accounted for using the purchase method of accounting, is being amortized on a straight-line basis over 15 years. Management periodically reviews goodwill for impairment based upon the projected undiscounted cash flows from operations to which the goodwill relates. Identified impairments will be measured based on the projected discounted cash flows related to those operations. Amortization of $26,000 has been recorded for the year ended October 31, 1996.

ADVERTISING COSTS
All advertising costs, amounting to $33,000 and $26,000 for the years ended October 31, 1996 and 1995, respectively, are expensed in the period in which they are incurred.

INCOME TAXES
Deferred income taxes are recognized for the future tax consequences attributable to "temporary" differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that available evidence about the future raises doubt about the realization of a deferred income tax asset, a valuation allowance is established.

EARNINGS (LOSS) PER  SHARE
Earnings (loss) per share is based on the weighted average number of shares of common stock outstanding. The Company has not included the effects of options and warrants in its calculation of weighted average shares outstanding due to their anti-dilutive effect. The resulting weighted average shares outstanding were 21,860,076 and 5,450,430 for 1996 and 1995, respectively.

CASH AND CASH EQUIVALENTS
The Company considers all investments with original maturities of three months or less to be cash equivalents.
NEW ACCOUNTING STANDARDS
In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be

Disposed Of. This new statement requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flows, the loss should be recognized in the statement of operations and certain disclosures regarding the impairment should be made in the financial statements. SFAS No. 121 is required to be adopted by the Company beginning November 1, 1996. The Company does not expect the adoption of SFAS No. 121 to have a material impact on the Company's financial position or results of operations.

In October 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued. SFAS No. 123 allows companies to continue to account for their stock option plans in accordance with APB Opinion 25 but encourages the adoption of a new accounting method to record compensation expense based on the estimated fair value of employee stock options. Companies electing not to follow the new fair value based method are required to provide expanded footnote disclosures, including pro forma net income and earnings per share, determined as if the company had applied the new method. The Company is required to adopt SFAS No. 123 prospectively beginning November 1, 1996. Management intends to continue to account for its stock option plans in accordance with APB Opinion 25 and provide supplemental disclosures as required by SFAS No. 123, beginning in 1997.

(2) OPERATIONS AND LIQUIDITY

Losses incurred during 1996 and accumulated losses to date have had a significant adverse impact on the Company's financial position. During fiscal 1996, the Company relied primarily on cash proceeds generated from private placements of its common stock in September 1995 and again in August 1996. Those two private placement offerings generated net proceeds to the Company of approximately $2.7 million and $5.2 million, respectively. The cash balances at October 31, 1996 resulted from the proceeds of the most recent private placement offering. The Company believes the combination of these cash balances, the cash expected to be generated during fiscal 1997 from the market introduction of its infrared tracking systems, and continued sales of software and related services related to its recent acquisition of Olmsted, should be sufficient to meet projected cash needs over the next 12 months.

(3) ACQUISITION AND DISPOSITION

ACQUISITION
On August 26, 1996, Versus issued 6,379,889 shares of its common stock, valued for accounting purposes at $.50 per share, and paid $65,000 in cash, in exchange for all of the outstanding common stock and preferred stock of Olmsted Engineering Co. The purchase price amounted to $3,255,000. For accounting purposes, the price of the acquisition was determined based upon a contemporaneous sale of restricted common stock at $.50 per share. Olmsted, which will continue to do business as a wholly-owned subsidiary under the name "Olmsted Engineering Co.," is in the business of developing, marketing and maintaining various software products used primarily in the mold, die and pattern making industries. Prior to the acquisition, the President of Versus owned a majority of all classes of stock of Olmsted. Olmsted has served as a research and development consultant to Versus since 1994 and has leased office space to Versus on a temporary basis since 1995.

The occurrence of the acquisition was conditioned upon Versus raising at least $4.5 million, net of commissions, through a private placement of its common stock, as discussed in Note 8. On August 26, 1996, the date of the acquisition, Versus sold 11,335,000 shares of its common stock in a private offering to accredited investors at a price of $.50 per share, with proceeds totaling $5,201,000, net of issuance costs.

The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the acquisition date. The excess of the purchase price over the fair values of the net assets acquired was $2,339,000 and has been recorded as goodwill, which is being amortized on a straight-line basis over 15 years.

\
The purchase price was allocated as follows:



Working capital               $    145,000
Property and equipment             171,000
Software development costs         600,000
Goodwill                         2,339,000
                              ------------
Total purchase price          $  3,255,000
                              ============

As of the acquisition date, Olmsted had net operating loss carryforwards for federal income tax purposes amounting to approximately $1,800,000, subject to certain tax law limitations, which expire through 2011, if not previously utilized. As discussed in Note 6, the Company has recorded a 100% valuation allowance relating to the tax effects of these net operating loss carryforwards. The following unaudited pro forma information has been prepared assuming the acquisition had taken place at the beginning of the respective periods. The pro forma information includes adjustments for depreciation based on the fair value of the property and equipment acquired, intercompany transactions, the amortization of intangibles arising from the transaction and the shares issued in the acquisition. The pro forma financial information is not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effected on the assumed dates.



                                 Pro forma results for
                                Year ended October 31,
                                   1996               1995
                          --------------------------------
Net sales                 $     768,000      $   1,756,000
Net loss                     (2,168,000)        (2,489,000)
Net loss per common
share                              (.08)              (.22)

Olmsted's operating results have been included in the consolidated statement of operations since the date of acquisition.


SALE OF MAJORITY-OWNED SUBSIDIARY
During 1992, the Company completed the sale of all of its capital stock in a wholly-owned subsidiary to a newly-formed organization headed by the management of the former subsidiary. The purchase price was approximately $1,653,000 plus repayment of certain indebtedness from the former subsidiary to the Company.

The Company realized a net gain from this transaction of approximately $1,129,000. Due to the fact that the purchaser was a highly-leveraged group of investors, the gain was deferred and was recognized ratably as cash was collected. The Company recognized the balance of this deferred gain in the amount of $365,000 during the year ended October 31, 1995.

(4) NOTES RECEIVABLE

The Company has notes receivable of $60,000 in connection with certain sales of software which have been reduced by an allowance for doubtful accounts of $9,000. The notes are due in various payment terms, carry interest at rates ranging from 7.5% to 8.5% and mature at various dates through March 2000.

(5) NOTES PAYABLE

DEMAND NOTE
As part of the Olmsted acquisition, the Company assumed a liability for a 6% demand note payable to a former Olmsted shareholder. Effective October 30, 1996, the note ($74,745) and accrued interest ($12,459) were settled, at no gain or loss, by the issuance of 174,408 shares of the Company's common stock.

TERM NOTE
On August 1, 1995, the Company signed a note payable to one of its law firms for $449,000 as partial payment of fees billed. The note bears interest at a specified bank's prime rate, 8.25% at October 31, 1996, and requires monthly installments of $10,000 each, including interest, commencing on December 1, 1995, with a balloon payment for the remaining balance due on January 1, 1997. The note, amounting to $367,000 at October 31, 1996, is secured by the Company's patents and intellectual property. Approximately $150,000 of additional fees to the same law firm are included in accounts payable at October 31, 1996 and 1995. Management intends to dispute the amount and terms of payment of the remaining unpaid balances. Any adjustment of the unpaid balance will be recognized in the period in which it is made.

(6) INCOME TAXES

Deferred income taxes result from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The tax effects of temporary differences that give rise to deferred tax assets at October 31, 1996 and 1995 are as follows:


                                     1996             1995
                            ------------------------------
Net operating loss
carryforwards               $   6,052,000    $   6,040,000
Inventory reserves                      -            8,000
Receivables - allowance
for doubtful accounts              21,000           10,000
Accumulated depreciation            3,000                -
Intangible asset
amortization                        2,000           24,000
Accruals and reserves              25,000           62,000
                            ------------------------------
Gross deferred income
tax assets                      6,103,000        6,144,000
Less valuation allowance       (6,103,000)      (6,144,000)
                            ------------------------------
Net deferred income tax
assets recorded in the
consolidated financial
statements                  $           -    $           -
                            ==============================

At October 31, 1996, the Company had available net operating loss carryforwards for federal income tax reporting purposes of approximately $17,800,000 which expire through 2011, if not previously utilized.

The above net operating loss carryfoward amounts include amounts attributable to Olmsted which were carried over to the consolidated group as part of the August 1996 acquisition. State net operating loss carryforwards of Versus attributable to a state in which the Company no longer operates are not included in the October 31, 1996, net operating loss carryforward amounts. The utilization of the total operating loss carryforwards of Versus and Olmsted are subject to limitations under the Internal Revenue Code rules relating to change of ownership.

Due to the recording of the valuation allowance for deferred income tax assets at October 31, 1996, actual related tax benefits recognized in the future will be reflected as either a reduction of future income tax expense or goodwill related to the acquisition of Olmsted. Those tax benefits will be allocated as follows:


Income tax benefit that would be
reported in the consolidated
statement of operations as a
reduction of income tax expense          $  5,491,000
Recognized as a reduction of goodwill         612,000
                                         ------------
                                         $  6,103,000

Realization of the gross deferred income tax assets is dependent upon generating sufficient taxable income prior to expiration of the loss carryforwards and, as discussed above, the loss carryforwards are subject to tax law limitations. In assessing the realizability of deferred income tax assets, management follows the guidance contained within SFAS No. 109, Accounting for Income Taxes, which requires that deferred income tax assets be reduced by a valuation allowance if, based on the weight of available evidence, it is "more likely than not" that some portion or all of the deferred income tax assets will not be realized. Under the provisions of SFAS No. 109, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years and tax law limitations, as discussed above. While it believes the Company will be profitable in the future, management has concluded that, following the guidance of SFAS No. 109, it is "more likely than not" that these deferred income tax assets will not be realized. The net reduction in the valuation allowance during the year ended October 31, 1996, amounting to $41,000, is attributable to additional losses incurred during the year and the carry over losses of Olmsted relating to the August 1996 acquisition, reduced by the state net operating carryforwards, as discussed above, and an adjustment for the difference between the prior year estimated and actual net operating loss carryforward amount.

For the years ended October 31, 1996 and 1995, income taxes differed from the amounts computed by applying the federal statutory rate of 34% to losses before income taxes as follows:


                                 1996             1995
Computed "expected"
tax benefit               $  (682,000)     $  (849,000)
Increase (decrease)
in tax resulting
from:
Adjustment to
valuation allowance
for deferred income
tax assets relating
to current year
losses                        677,000          827,000
Nondeductible expenses          5,000           22,000
                          ----------------------------
                          $         -      $         -
                          ============================

(7) COMMITMENTS AND CONTINGENCIES


EMPLOYMENT CONTRACT
On July 1, 1996, the Company entered into an employment agreement with its President, which expires on June 30, 2002. The agreement provides for payment of specified compensation amounts and specified fringe benefits during the term of the agreement.

LITIGATION
In January 1995, the Company settled litigation pending with a former employee of the Company. As part of the settlement, the employee agreed to forego all his prior stock options, and was issued 100,000 new stock options immediately exercisable at $.50 per share, expiring five years from the date of issuance. The additional costs of the settlement were recognized in the Company's 1995 financial statements.

A judgment in the amount of approximately $132,000 was entered against the Company in 1995 in connection with a patent infringement suit. This judgment was settled by transferring $121,000 in inventory to the Plaintiff. The remainder of the judgment was settled by an approximate $11,000 payment in 1996. All amounts of the settlements were accrued in the 1995 financial statements. During 1995, in connection with the patent infringement judgment, the Company wrote down all inventory, intangible assets, and fixed assets related to the product line named in the lawsuit to net realizable value.
A judgment was entered against the Company during 1995 in connection with litigation relating to the exercise of certain warrants. The judgment of approximately $195,000 was accrued in the Company's 1995 financial statements. The judgment was upheld on appeal during 1996 and was paid by the Company plus interest and costs which were not material.

A suit was filed in November 1996 against the Company alleging that the Company allowed certain warrants to expire which the plaintiff held and that the plaintiff was damaged by the warrants' expiration. The plaintiff also alleges that the Company breached the warrant agreement pursuant to which the warrants were issued to the plaintiff and claims that the sale by the Company of restricted stock in late 1993 required a downward adjustment of the exercise price of the warrants under the warrant agreement. The sole named plaintiff alleges this action should be tried as a class action, and alleges he is an appropriate representative of the class. The plaintiff further alleges his claims are substantially identical to the claims made by the plaintiff in the litigation discussed in the preceding paragraph, which involved only 300,000 of the 2,233,800 Class A warrants at issue. Apparently, the plaintiff believes the Company has a liability for each of the remaining warrants identical to the per warrant liability the Company had for the 300,000 warrants discussed in the preceding paragraph. Due to the recent filing of this suit, any loss potential is not determinable at this time. However, the Company disputes the material allegations of the complaint and intends to vigorously defend itself against this matter.

A suit was filed in May 1996 against Olmsted and its Chairman (the current President of the Company) alleging that in connection with a private offering in 1994, Olmsted and its Chairman breached an oral promise allegedly made in connection with the plaintiffs' purchase of common stock. The plaintiffs alleged that Olmsted's Chairman promised that the holders of Olmsted preferred stock would cancel all of their preferred stock in consideration of the plaintiffs' contemplated investment in Olmsted, so that the plaintiffs would own approximately 19% of Olmsted after their investment (and have options to purchase an equal amount of shares). Olmsted and its Chairman denied that any such representation was ever made. Subsequent to year-end, a settlement agreement was entered into and the suit was dismissed. The settlement amount, which was not material, was accrued in the 1996 consolidated financial statements.
                                                                              17

Total legal fees and other associated costs incurred in connection with the above settlements amounted to $195,000 and $896,000 during 1996 and 1995, respectively.

(8) SHAREHOLDERS' EQUITY

STOCK OFFERINGS
On August 26, 1996, the Company completed a private placement of 11,335,000 restricted shares of common stock concurrently with the Olmsted acquisition discussed in Note 3. The purchase price was $.50 per share. The Company received $5,667,500, less placement agent commissions of approximately $397,000 and other professional fees of approximately $70,000. In addition, the placement agent was granted five-year warrants to purchase 396,725 shares of the Company's common stock at a price of $.50 per share. The proceeds will be used to fund the development and marketing of infrared tracking products and to meet anticipated cash flow needs. These shares also contain certain registration rights which generally include (1) that the investors, as a class, will have the right to demand registration to be implemented by notice to the Company by a 25% interest of the investors of their desire to sell their shares; (2) the right will continue until public sale under Rule 144(k) under the Securities Act of 1933, as amended, and is available to all investors who are not affiliates of the Company (under current rules three years from closing); and (3) during this period, investors will have the right to participate in a public offering by the Company of its shares of common stock, subject to underwriter's cut back.

During 1996, the Company sold 425,000 shares of common stock to a present shareholder for $.375 per share, which represented the fair value of the common stock at that time.

On September 29, 1995, the Company completed a private placement of 14,674,917 restricted shares of common stock. The purchase price was $.20 per share. The Company received $2,935,000, less placement agent commissions of approximately $205,000 and other professional fees of $19,000. In addition, the placement agent was granted five-year warrants to purchase 1,027,244 shares of the Company's common stock at a price of $.20 per share. The proceeds were used to repay bridge loan financing extended to the Company, fund completion of development of infrared tracking products, and to meet anticipated cash flow needs. These shares also are subject to certain registration rights which generally are identical to those set forth in the August 26, 1996 registration rights agreement discussed above, except that a majority in interests of shares is required to demand registration under this agreement.

During 1995, the Company issued 75,000 shares of common stock to its directors in lieu of cash for their annual director fees. The shares were issued at $.50 per share, and the related director fee expense was recognized in the accompanying 1995 financial statements.

STOCK WARRANTS
At October 31, 1996, the Company has outstanding warrants in the following amounts exercisable through the following dates:

1. Warrants to purchase 225,000 shares at an exercise price of $2.05, expiring in September 1998, issued relative to a 1993 private placement;

2. Warrants to purchase 70,000 shares at an exercise price of $2.05, expiring in September 1998, issued relative to a 1993 private placement;

3. Warrants to purchase 95,000 shares at an exercise price of $1.00, expiring in September 1999, issued to lenders with respect to a bridge loan extended to the Company in September of 1994;

4. Warrants to purchase 200,000 shares at an exercise price of $.50, expiring in June 2000, issued to lenders with respect to a bridge loan extended to the Company in July of 1995;

5. Warrants to purchase 1,027,244 shares at an exercise price of $.20, expiring in September 2000, issued to the private placement agent in September 1995; and

6. Warrants to purchase 396,725 shares at an exercise price of $.50, expiring in August 2001, issued to the private placement agent in August 1996.

STOCK OPTIONS

The Company's 1996 Employee Incentive Stock Option Plan grants key management employees options to purchase shares of common stock. A total of 2,000,000 shares are available for grant under the plan. During 1996, 1,000,000 options were granted to the Company's President at $.375 per share, which represented the fair value of the common stock at the grant date. The options may be exercised from six months to ten years after the date of the grant, based on a vesting schedule. Under the vesting schedule, 250,000 options became exercisable in December 1996 and an additional 250,000 are exercisable each December for the next three years. No options were exercisable under the plan at October 31, 1996.

The Company has issued additional stock options under a variety of agreements over the past few years. Under two agreements, the Company has issued options expiring in 2000 and 2001, respectively, to purchase a total of 200,000 shares at $.50 per share to former employees. As part of the Olmsted acquisition, options held by Olmsted shareholders to acquire additional Olmsted common shares were converted to options to acquire 266,870 of the Company's shares at an exercise price of $.637 per share. These options expired unexercised on December 1, 1996. The Company also had options outstanding to a former employee to purchase 3,334 shares at $.84 per share, and 1,000 shares at $1.56 per share, which options expired unexercised. All of the outstanding options under these agreements are exercisable at October 31, 1996.

RESTRICTED STOCK BONUS PLAN
During 1996, the Company established the 1996 Incentive Restricted Stock Bonus Plan and reserved 500,000 common shares for issuance under the plan.

Under the terms of the plan, any salaried employee of the Company or any subsidiary, except the President and directors, are eligible to receive an allocation of bonus shares. Allocations of bonus shares are recommended by the President and approved and adjusted, if necessary, by the Board of Directors. Within 15 days of the allocation, the employee shall, if he desires to accept the allocation, pay to the Company an amount equal to the par value of the allocated bonus shares.

Upon issuance of bonus shares to the employee, he or she will have all the rights of a shareholder with respect to such shares, including the right to vote them and to receive all dividends and other related distributions. Bonus shares may not, however, be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of within three years after the date of issuance unless they are first offered by written notice back to the Company. If a recipient's employment is terminated for any reason during the three-year period, the termination will be deemed as an offer to the Company to repurchase the shares at par value as follows: 100% if termination occurs within one year from date of issuance; 75% if termination occurs within two years; and 50% if the termination occurs within three years.

Effective October 30, 1996, 253,467 shares were granted and issued in conjunction with the bonus plan. The market value of the shares awarded was $226,000. The difference between the market value and the sales price ($.01 per share) of the shares, amounting to $223,000, was recorded as unearned compensation and is presented as a separate component of shareholders' equity. Beginning November 1, 1996, unearned compensation will be amortized to expense over the three-year vesting period.

(9) RELATED PARTY TRANSACTIONS

The President and Chief Executive Officer of the Company was also the Chief Executive Officer, a member of the Board of Directors and a stockholder of Olmsted which was acquired by the Company effective August 26, 1996, as discussed in Note 3.

Olmsted provided a number of resources to the Company for the period ended August 26, 1996 and for the year ended October 31, 1995, including research and development, pass-through billings, use of office space and development of a business plan. Related party billings for the period ended August 26, 1996 and the year ended October 31, 1995 were as follows:



                                     1996          1995
                               -------------------------
Programming                    $  548,000    $  666,000
Engineering pass-through

billings                          167,000       143,000
Business plan and materials        21,000        39,000
Rent                               19,000             -
                               ------------------------
Total Olmsted billings         $  755,000    $  848,000
                               ========================

The Company believes that services provided by Olmsted were negotiated at arm's length at the fair value of goods and services received. The Company is currently maintaining its headquarters and principal operating facilities at the former business location of Olmsted.

The Company and Olmsted intend to move their principal operating facilities in December 1996 to a building which is beneficially owned by the Company's President. The Company and Olmsted have entered into separate five-year lease agreements calling for aggregate annual rents of $111,000, increasing 4% annually after the first year. The Company and Olmsted have made combined non refundable contributions to leasehold improvements amounting to $85,000, in accordance with terms of the lease agreements.

(10) EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan for all of its employees. Under the plan, the Company contributes $.50 for each dollar contributed by an employee to a retirement savings account in any year (which may not be less than 2% or more than 17% of the employee's annual compensation). Company contributions are limited to a maximum of 3% of the employee's direct compensation for that year. Participants are fully vested in the 401(k) plan at all times for those amounts attributable to their own contributions and vest over a six-year period for Company contributions. The Company's contributions to the plan were $1,460 and $8,000 for the years ended October 31, 1996 and 1995, respectively.

(11) NONCASH INVESTING AND FINANCING ACTIVITIES

As discussed in Note 3, on August 26, 1996, Versus issued 6,379,889 shares of its common stock, valued for accounting purposes at $.50 per share, and paid $65,000 in cash in exchange for all of the outstanding common stock and preferred stock of Olmsted. The purchase price amounted to $3,255,000.

As discussed in Note 5, effective October 30, 1996, the Company settled a note payable of $74,745 and accrued interest of $12,459 by issuance of 174,408 shares of the Company's common stock.

During 1994, the Company classified certain of its assets and liabilities related to a particular product line as assets held for sale. Those items were sold for cash of $1,293,000 in November 1994. The components of those items sold were as follows, as of November 1, 1994:


Inventory, property,
plant and equipment,
net                         $  929,000
Accounts payable               (57,000)
                            ----------
Net assets held for sale    $  872,000
                            ==========

During 1995, approximately $449,000 of accounts payable were renegotiated to a note payable as discussed in Note 5.

(12) BUSINESS SEGMENT INFORMATION AND MAJOR CUSTOMERS

The Company operates in two business segments: security; and systems design and engineering. During fiscal 1995 and through August 1996, when Olmsted was acquired, the Company operated only in the security segment. The security segment includes the Company's infrared products marketed to the health care industry and other markets and its cellular products for the security industry. The systems design and engineering segment, operated under the Olmsted name, develops, sells and maintains programs for use in operating complex machinery.



Net sales, operating income (loss), identifiable assets, capital expenditures and depreciation and amortization pertaining to the business segments are presented below.


NET SALES
Security                          $     246,000
Systems design and engineering          102,000
                                  -------------
                                  $     348,000
                                  =============

OPERATING LOSS
  Security                          $  (1,927,000)
  Systems design and engineering          (53,000)
                                    ---------------
Total operating loss                   (1,980,000)
General corporate expenses                (50,000)
Interest income, net                       24,000
                                    ---------------
Net loss                            $  (2,006,000)
                                    ===============
IDENTIFIABLE ASSETS
  Security                          $     542,000
  Systems design and engineering        3,234,000
  Corporate                             5,011,000
                                    ---------------
                                    $   8,787,000
                                    ===============
CAPITAL EXPENDITURES
  Security                          $     111,000
  Systems design and engineering            3,000
                                    ---------------
                                    $     114,000
                                    ===============
DEPRECIATION AND AMORTIZATION
  Security                          $      75,000
  Systems design and engineering           53,000
                                    ---------------
                                    $     128,000
                                    ===============

Net sales in excess of 10% of the Company's total net sales were attributable to sales to three and four major customers for the years ended October 31, 1996 and 1995, respectively. These individual customers accounted for net sales of approximately $56,000 (16%), $37,000 (11%) and $34,000 (10%) in fiscal year
1996 and $286,000 (29%), $144,000 (15%), $134,000 (14%) and $103,000 (11%) in
fiscal year 1995.

                          INDEPENDENT AUDITORS' REPORT




BOARD OF DIRECTORS AND SHAREHOLDERS
Versus Technology, Inc. and Subsidiary

We have audited the consolidated balance sheet of Versus Technology, Inc. and subsidiary as of October 31, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Versus Technology, Inc. as of October 31, 1995, were audited by other auditors whose re-issued report dated February 9, 1996, except Note 2 which is as of December 9, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Versus Technology, Inc. and subsidiary at October 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




Grand Rapids, Michigan
December 9, 1996

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Previously the Company's common stock was traded over the counter on NASDAQ under the trading symbol "VSTI." Such securities are not currently listed, as the Company for a period of time did not meet the balance sheet requirement of NASD. At present, the Company does not meet the NASD's minimum per-share price requirements for new listings and, therefore, has not been relisted. The Company intends to apply for NASDAQ relisting of its common stock as soon as all of the NASD requirements are again met. The common stock is traded over the counter by several market makers through the NASDAQ Bulletin Board.

The price ranges presented below represent the high and low bid prices of the Company's common stock during each quarter. Quotations reflect interdealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.



                                Bid Information
                                 Common Stock
                              ----------------------
Fiscal quarter ended               High          Low
-----------------------------------------------------
January 31, 1996              $   17/32     $    3/8
April 30, 1996                      7/8          3/8
July 31, 1996                     29/32        21/32
October 31, 1996                 1-1/16        21/32
January 31, 1995              $     7/8     $    3/8
April 30, 1995                      3/8          1/4
July 31, 1995                      9/16          1/4
October 31, 1995                  17/32          3/8
====================================================

As of December 16, 1996, the Company had 1,835 shareholders of record of its common stock and the average of the bid and asked prices was 13/16.

To date, the Company has not declared or paid any dividends with respect to its common stock, and the current policy of the Board of Directors is to retain any earnings to provide for the growth of the Company. Consequently, no cash dividends are expected to be paid on the common stock in the foreseeable future.

The Company's Class A warrants, as last extended by the Board of Directors, expired on February 15, 1996.

VERSUS TECHNOLOGY, INC.
AND SUBSIDIARY

BOARD OF DIRECTORS

GARY T. GAISSER
President and CEO
Versus Technology, Inc.

ELLIOTT G. EISENBERG1,2
Managing Director
Dabney/Resnick/Imperial, L.L.C.

JULIAN C. SCHROEDER1,2
President and
     Director of Research
BDS Securities, L.L.C.


1Compensation Committee Member
2Audit Committee Member


OFFICERS

GARY T. GAISSER
President and CEO

HENRY J. TENARVITZ
Executive Vice President of Operations

DEBRA A. BOYER
Chief Financial Officer

ANDREA BEADLE
Secretary

STOCK TRADING

The Company's Common Stock is traded over the counter by several market makers through the NASDAQ Bulletin Board.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer
     and Trust Company
New York, New York

INDEPENDENT AUDITORS

BDO Seidman, LLP
Grand Rapids, Michigan

ANNUAL REPORT / FORM 10-KSB

A copy of the Company's Annual Report (Form 10-KSB) as filed with the Securities and Exchange Commission is available by submitting your written request to:




Versus Technology, Inc.
Attn: Debra A. Boyer
Chief Financial Officer
2600 Miller Creek Road
Traverse City, Michigan  49684